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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Stanford Venture Capital Holdings, Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    5050 Westheimer Road
    ----------------------------------------------------------------------------
                                   (Street)

    Houston                          TX                              77056
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)     February 28, 2002
                                                           ---------------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Intercallnet, Inc. ("ICLN")
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             [X] 10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)  March 11, 2002
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    [_] Form Filed by One Reporting Person
    [X] Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Series A Convertible
Preferred Stock, par
value $0.0001 per
share                    1,500,000              D                    (1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Warrant                        2/28/02   2/27/07  Common Stock, par value
                                                  $0.0001 per share         83,334        $1.50             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        2/28/02   2/27/07  Common Stock, par value
                                                  $0.0001 per share         83,334        $1.00             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        2/28/02   2/27/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .85             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        2/28/02   2/27/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .65             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        2/28/02   2/27/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .45             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        2/28/02   2/27/07  Common Stock, par value
                                                  $0.0001 per share        166,666        $ .25             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/12/02   3/12/07  Common Stock, par value
                                                  $0.0001 per share         83,334        $1.50             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/12/02   3/12/07  Common Stock, par value
                                                  $0.0001 per share         83,334        $1.00             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/12/02   3/12/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .85             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/12/02   3/12/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .65             D             (1)
-----------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/12/02   3/12/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .45             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/12/02   3/12/07  Common Stock, par value
                                                  $0.0001 per share        166,666        $ .25             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/27/02   3/27/07  Common Stock, par value
                                                  $0.0001 per share         83,332        $1.50             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/27/02   3/27/07  Common Stock, par value
                                                  $0.0001 per share         83,332        $1.00             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/27/02   3/27/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .85             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/27/02   3/27/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .65             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/27/02   3/27/07  Common Stock, par value
                                                  $0.0001 per share        250,000        $ .45             D             (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrant                        3/27/02   3/27/07  Common Stock, par value
                                                  $0.0001 per share        166,668        $ .25             D             (1)

(1) These securities are directly beneficially owned by Stanford Venture Capital Holdings, Inc. and may be deemed to be indirectly beneficially owned by R. Allen Stanford. Mr. Stanford disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of
    Section 16 or for any other purpose.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                        /s/ Yolanda M. Suarez                     March 12, 2002
                        --------------------------------------    --------------
                        Stanford Venture Capital Holdings, Inc.        Date

Explanation of Responses:

     * If the form is filed by more than one reported person, see Instruction 5(b)(v).

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                            JOINT FILER INFORMATION

Name:                      Stanford Venture Capital Holdings, Inc.

Address:                   5050 Westheimer Road
                           Houston, Texas 77056

Designated Filer:          Stanford Venture Capital Holdings, Inc.

Issuer and Ticker Symbol:  Intercallnet, Inc. ("ICLN")

Date of Event Requiring
 Statement:                February 28, 2002

Signature:                 Stanford Venture Capital Holdings, Inc.

                           By:  /s/ Yolanda M. Suarez
                                ----------------------------------------
                                Yolanda M. Suarez
                                Secretary

                           JOINT FILER INFORMATION

Name:                      R. Allen Stanford

Address:                   c/o Stanford Venture Capital Holdings, Inc.
                           5050 Westheimer Road
                           Houston, Texas 77056

Designated Filer:          Stanford Venture Capital Holdings, Inc.

Issuer and Ticker Symbol:  Intercallnet, Inc. ("ICLN")

Date of Event Requiring
 Statement:                February 28, 2002

Signature:                 /s/ R. Allen Stanford
                           -------------------------------------
                           R. Allen Stanford